Exhibit 99.1

Sapiens Expands Partnership with Atos to Deliver Transformational Life & Pension Business Process Outsourcing Services

Sapiens will implement its platform for the policy administration of millions of pension members

March 24, 2021 -- Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today an extension of its partnership with Atos.

As part of the enhanced agreement, Sapiens’ life insurance software solutions will broaden Atos’ strategic, innovative services and BPO offering to enable the highest level of operational and customer excellence. The provision of a single Life & Pension platform from Sapiens leverages its proven functional and highly automated migration capabilities at the core. The solution fully integrates to a wide range of Atos’ digital, BI and CX services and functionalities.

“We are extremely pleased to expand Sapiens’ existing partnership with Atos in delivering truly differentiated Transformational BPO services to the Life and Pensions market. Sapiens is fully committed to supporting Atos with our policy administration platform,” said Roni Al-Dor, Sapiens president and CEO. “By providing an end-to-end solution covering a wide range of life and pension products, we look forward to enabling Atos to deliver the highest quality service, reduce system support costs and increase efficiencies.”

Atos, the European leader in cloud, cybersecurity and high-performance computing, provides end-to-end, orchestrated hybrid cloud, big data, business applications and digital workplace solutions through its end-end digital transformation offering.

“Sapiens is deeply committed to evolving with our specific needs and offering continual support,” said Richard Holland, Head of Atos BPS, Ltd. “By consolidating services into one platform, maintenance, training and day-to-day operational costs will reduce. The expertise of the Sapiens team and their dedication to the implementation of premium solutions demonstrates a true partnership between our organizations.”

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com